Free Writing Prospectus dated November 3, 2009	Filed Pursuant to Rule 433(d)
Registration Statement No. 333 - 153488
November 3, 2009

Diageo Finance B.V.

US$500,000,000 3.25% Notes due 2015

Guaranteed as to the payment of Principal and Interest by

Diageo plc

Final Term Sheet

Issuer:	Diageo Finance B.V.
Guarantor:	Diageo plc
Security:	3.25% Notes due 2015
Format:	SEC Registered
Principal Amount:	U.S.$500,000,000
Net Proceeds:	U.S.$497,955,000
Minimum Denomination:	U.S.$1,000
Day Count:	30/360
Reoffer Price:	99.591%
Reoffer Yield:	3.335%
Coupon:	3.250%
Underlying Treasury:	2.375% due October 2014
Treasury Yield:	2.365%
Spread:	0.97%
Settlement Date:	November 6, 2009
Maturity Date:	January 15, 2015
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2010
Business Days:	New York / London
Optional Make-Whole
Redemption:	The greater of 100% of principal amount or present value at a discount rate of Treasury plus 15 bps
Use of Proceeds:	General corporate purposes
Joint Bookrunners:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated
Expected Listing:	NYSE (expected within 30 days after Settlement Date)

Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, Deutsche Bank Securities Inc. at 1-800-503-4611 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.